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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to section 16(a) of the Securities Exchange Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligation may continue. See instruction 1(b).

1.  Name and Address of Reporting Person

Harry Hargens
98 Shoreline Way
Hampton, GA 30228

2.  Issuer Name and Ticker or Trading Symbol

Bentley Communications Corp. ("BTLY")

3.  IRS ID no. of reporting person if such person is an entity

4.  Date of Event Requiring Statement (Month/Day/Year)

December 20, 2002; December 23, 2002

5.  If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (check all applicable)

 X  Director   X  Officer (give title below)      10% Owner      Other (specify below)
---           ---                             ---            ---

Chief Executive Officer, President, Chief Financial Officer and Secretary

7. Individual or Joint/Group Filing (check applicable line)

XXX  Form filed by one reporting person
---

     Form filed by more than one reporting person
---


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

$.0001 par value            12/20/02                 A(1)            1,000,000   A      $.02     2,680,000      D         N/A
common stock
------------------------------------------------------------------------------------------------------------------------------------
$.0001 par value            12/23/02                 S               160,000     D      $.021    2,680,000      D         N/A
common stock
====================================================================================================================================


================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

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Explanation of Responses:

(1) 1,000,000 shares were granted to Mr. Hargens under the company's October 2002 Non-Qualified Stock & Stock Option Plan pursuant to a consulting agreement between Mr. Hargens and the company. This transaction was approved by the board of directors of the company. The closing price for Bentley common stock on December 20, 2002 was $.02.


                                                **Signature of Reporting Person

Dated: 12/23/02                                 /s/ Harry Hargens
       --------                                 -----------------
                                                Harry Hargens

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is being filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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